Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

August 14, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C.  20549

Re:	Abri SPAC I, Inc. Amendment No 4 to Registration Statement on Form S-4 Filed July 25, 2023, 2023 File No 333-268133

Attention: Robert Shapiro, Linda Cvrkel, Taylor Beech and Dietrich King

On behalf of our client, Abri SPAC I, Inc., a Delaware company (“Abri” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 4 to Registration Statement on Form S-4 filed on July 25, 2023 (the “S-4”) contained in the Staff’s letter dated August 4, 2023 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 5 to the S-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 4 to Registration Statement on Form S-4

Background of the Business Combination, page 92

1.	We note your disclosure that on July 20, 2023 Abri, Abri Sub, DLQ Parent, and DLQ entered into an amendment to the Merger Agreement to, among other things, remove provisions related to the transfer of certain intellectual property assets of Fixel AI, Inc. and Rebel AI, Inc., which were deemed to have “negligible independent value.” Revise to discuss whether the agreed valuation of the company contemplated a different value of the intellectual property assets of Fixel AI, Inc. and Rebel AI, Inc., and if so, whether Abri’s Board still recommends the business combination at the agreed upon valuation.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 25, 39, 97 and 146.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission August 14, 2023 Page 2

2.	We note your disclosure that “in May, 2023 DLQ management began discussions with certain investors interested in investment opportunities in their industry. The discussions were focused on the amount needed to cover closing costs of the Business Combination. The amount would not overlap with the Combined Company’s financing arrangements if the Company enters onto an ELOC arrangement, which will only be secured at the time of the Business Combination if market conditions at that time are favorable.” Please revise to clarify whether these discussions relate to the PIPE Investment, and if not, revise to clarify the likelihood that such financing is secured and the anticipated timing, a summary of the material terms of the financing, including the size and amount of the financing, and describe the investors with whom you entered such discussions.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 14, 37, 101, 116 and 219.

3.	We note your disclosure that “During the months of June and July, DLQ was in discussions with investors whereby such investors would purchase shares of DLQ before the Closing of the Business Combination and therefore their shares would be registered as part of the Merger Consideration at the Closing. The shares of DLQ would convert into [*] shares of Abri Common Stock assuming a share price of [$10.00] per share.” Please revise to clarify the likelihood that such purchase is made, a summary of the material terms, including the price at which the shares of DLQ would be sold and the number of shares of Abri Common Stock into which it is convertible, and describe the investors with whom you entered such discussions.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 14, 37, 101, 116 and 219.

Material U.S. Federal Income Tax Consequences page 132

4.	We note your response to comment 4 that you included a tax opinion as Exhibit 8.1, but you do not appear to have filed the opinion, nor is it listed in the exhibit index. Please revise to provide a tax opinion related to the material tax consequences of the Business Combination to both Abri and DLQ Parent Stockholders. Refer to Section III.A.2 of Staff Legal Bulletin No. 199.

Response: The Company has included the requested tax opinion in this Amendment. See Exhibit 8.1 thereto.

DLQ Inc. Carve-Out Consolidated Financial Statements for the Three Months Ended March 31, 2023

DLQ Inc. Notes to the Carve-Out Consolidated Financial Statements Note 13 - Subsequent Events, page F-81

5.	Please revise your disclosure for the subsequent events in June 2023 regarding changes to the terms of the merger transaction to release DLQ from the obligation to complete the acquisition of the assets from the Sister Companies and to change the name of the Combined Company to Collective Audience, Inc. after the merger transaction is consummated as disclosed on page 97. Refer to ASC 855-10-50.

Response: The Company has revised the disclosures in the Amendment to address the Staff’s comment. Please see page Note 13 – F-81.

Please do not hesitate to contact Julia Aryeh at (212) 407-4043 or Alex Weniger-Araujo at (212) 407-4063 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel